

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 19, 2014

<u>Via E-Mail</u>
Mr. Craig Shore
Chief Financial Officer
InspireMD, Inc.
321 Columbus Avenue
Boston, Massachusetts 02116

      Re: InspireMD, Inc.
              Form 10-KT for the Fiscal Year Ended December 31, 2013
              Filed February 26, 2014
              File No. 001-35731

Dear Mr. Shore:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-KT for the Fiscal Year Ended December 31, 2013</u>

<u>Item 7. Management's Discussion and Analysis, page 45</u>

<u>Results of Operations, page 48</u>

1.   We see that you present several non-GAAP measures in your discussion of Results of Operations, including "Gross margin excluding non-recurring expenses" and "Financial expenses (income) excluding non-cash expenses.   In future filings please include all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K, including a statement disclosing the reasons why management believes the presentation of the non-GAAP measure provides useful information to investors regarding the registrant's financial

condition and results of operations for *each* measure presented. In addition, please clearly label the measure as "non-GAAP."

2.   As a related matter, we see that you discuss gross margin percentage excluding non-recurring effects of the consolidation of your manufacturing facilities on page 48; however, you only reconcile gross profit excluding recurring expenses on page 49. In future filings, please include a reconciliation between the non-GAAP measure and the most directly comparable GAAP measure for *all* non-GAAP measures presented in the filing as required by Item 10(e)(1)(i) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

3.   We see that the report of independent registered public accounting firm is not dated as required by Article 2-02(a) of Regulation S-X. Please file a full amendment to the Form 10-K that includes a signed and dated audit report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett, Staff Accountant, at (202) 551-3606 or Kristin Lochhead, the accounting reviewer, at (202) 551-3664 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant